SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
            Information statement pursuant to Rules 13d-1 and 13d-2

                    Under the Securities Exchange Act of 1934
                                 (Amendment No.11)

                              Amtech Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    032332504
                                 (CUSIP Number)

Date of  Event Which Requires Filing of this Statement: September 30, 2024

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032332504   13G

  1   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Royce & Associates, LP    52-2343049

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)  [ ]
      (b)  [ ]

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      5  SOLE VOTING POWER

              1,711,172

      6  SHARED VOTING POWER

      7  SOLE DISPOSITIVE POWER

              1,711,172

      8  SHARED DISPOSITIVE POWER

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,711,172

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              12.03%

 12  TYPE OF REPORTING PERSON

              IA

CUSIP No. 032332504   13G

Item 1(a)    Name of Issuer:

             Amtech Systems, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:

             Office of the Secretary
             131 South Clark Drive
             Tempe, AZ   85281

Item 2(a)    Name of Persons Filing:

             Royce & Associates, LP

Item 2(b)    Address of Principal Business Office, or, if None, Residence:

             745 Fifth Avenue, New York, NY  10151

Item 2(c)    Citizenship:

             New York Corporation

Item 2(d)    Title of Class of Securities:

             Common Stock

Item 2(e)    CUSIP Number:

             032332504

Item 3 If this statement is filed pursuant to rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) [ ] Broker or Dealer registered under Section 15 of the Act

     (b) [ ] Bank as defined in Section 3(a)(6) of the Act

     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

     (e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or Endowment Fund

     (g) [ ] Parent Holding Company, in accordance with Rule 13d-1 (b)(ii)(G)

     (h) [ ] Group

CUSIP No. 032332504   13G

Item 4  Ownership

 The securities reported herein are beneficially owned by one or more registered investment companies or other managed accounts that are investment management clients of Royce & Associates, LP ("RALP"), an indirect majority owned subsidiary of Franklin Resources, Inc.("FRI"). When an investment management contract (including a sub advisory agreement) delegates to RALP investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats RALP as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, RALP reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement, unless otherwise noted in this Item 4. As a result, for purposes of Rule 13d 3 under the Act, RALP may be deemed to be the beneficial owner of the securities reported in this Schedule 13G.

 Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34 39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by RALP are exercised independently from FRI (RALP's parent holding company) and from all other investment management subsidiaries of FRI (FRI, its affiliates and investment management subsidiaries other than RALP are, collectively, "FRI affiliates"). Furthermore, internal policies and procedures of RALP and FRI affiliates establish informational barriers that prevent the flow between RALP and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, RALP and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

 Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. However, because RALP exercises voting and investment powers on behalf of its investment management clients independently of FRI affiliates, beneficial ownership of the securities reported by RALP is not attributed to the Principal Shareholders. RALP disclaims any pecuniary interest in any of the securities reported in this Schedule 13G. In addition, the filing of this Schedule 13G on behalf of RALP should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d 3, of any of such securities.

 Furthermore, RALP believes that it is not a "group" with FRI affiliates, the Principal Shareholders, or their respective affiliates within the meaning of Rule 13d 5 under the Act and that none of them is otherwise required to attribute to any other the beneficial ownership of the securities held by such person or by any persons or entities for whom or for which RALP or the FRI affiliates provide investment management services.

     (a)        Amount Beneficially Owned:

                1,711,172

     (b)        Percent of Class:

                12.03%

     (c)        Number of shares as to which such person has:

         (i)    sole power to vote or to direct the vote

                1,711,172

         (ii)   shared power to vote or to direct the vote
                                         __________
        (iii)   sole power to dispose or to direct the disposition of

                1,711,172

         (iv)   shared power to dispose or to direct the disposition of
                                          __________

Item 5   Ownership of Five Percent or Less of a Class. [       ]

Item 6   Ownership of More than Five Percent on Behalf of Another Person.

             Various Accounts managed by Royce & Associates, LP, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the issuer.

             The interest of one account, Royce Small- Cap Opportunity Fund an investment company registered under the Investment Company Act of 1940 and managed by Royce & Associates, LP, amounted to 713,369 shares or 5.02% of the total shares outstanding.

Item 7 Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company.

             NOT APPLICABLE

Item 8   Identification and Classification of Members of the Group.

             NOT APPLICABLE

Item 9   Notice of Dissolution of Group.

             NOT APPLICABLE

CUSIP No. 032332504   13G

Item 10  Certification.

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to it is true, complete and correct.

Date:    October 15, 2024






By:     Daniel A. O'Byrne
        Vice President